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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                             Formula Footwear, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   346412-30-7
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                                 (CUSIP Number)

                             Jeffrey A. Rinde, Esq.
                               Bondy & Schloss LLP
                         60 East 42nd Street, 37th Floor
                               New York, NY 10165
                                 (212) 661-3535
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 15, 2004
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             (Date Of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 346412-30-7

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1.   Names of Reporting Persons.          Tadayuki Harada
     I.R.S. Identification Nos. of above persons (entities only).

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2.   Check the appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

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3.   SEC Use Only______________________________________________________________

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4.   Source of Funds (See Instructions)    SC
                                        ----------------------------------------

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)____

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6.   Citizenship or Place of Organization        Japan
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                      7.     Sole Voting Power            430,000
Number of Shares      ----------------------------------------------------------
Beneficially Owned    8.     Shared Voting Power          1,364,000
by Each Reporting     ----------------------------------------------------------
Person With           9.     Sole Dispositive Power       430,000
                      ----------------------------------------------------------
                      10.    Shared Dispositive Power     1,364,000
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,794,000
                                                                  --------------

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)__

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13.  Percent of Class represented by Amount in Row (11)     14.6%
                                                        ------------------------

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14.  Type of Reporting Person (See Instructions)
         IN
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CUSIP No. 346412-30-7

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1.   Names of Reporting Persons.          Tetraktys, Inc.
     I.R.S. Identification Nos. of above persons (entities only).

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2.   Check the appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
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3.   SEC Use Only______________________________________________________________

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4.   Source of Funds (See Instructions)    SC
                                        ----------------------------------------

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)____

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6.   Citizenship or Place of Organization        Republic of Panama
                                         ---------------------------------------

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                      7.     Sole Voting Power            0
Number of Shares      ----------------------------------------------------------
Beneficially Owned    8.     Shared Voting Power          1,364,000
by Each Reporting     ----------------------------------------------------------
Person With           9.     Sole Dispositive Power       0
                      ----------------------------------------------------------
                      10.    Shared Dispositive Power     1,364,000
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,364,000
                                                                  --------------

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)__

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13.  Percent of Class represented by Amount in Row (11)  11.5%
                                                       -------------------------
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14.  Type of Reporting Person (See Instructions)
        CO
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ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to shares of common stock, $.001 par value (the "Common Stock"), of Formula Footwear, Inc., a Utah corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4685 South Highland Drive, Suite 202, Salt Lake City, Utah 84117.

ITEM 2. IDENTITY AND BACKGROUND

         (a) This Statement is filed by Mr. Tadayuki Harada ("Mr. Harada") and Tetraktys, Inc., a corporation organized under the laws of the Republic of Panama ("Tetraktys", and together with Mr. Harada, the "Reporting Persons"). Mr. Harada is the sole officer, director and securityholder of Tetraktys. By their signatures on this Statement, the Reporting Persons agree that this Statement is filed on their behalf.

         The Reporting Persons are filing this Statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended (the "Act"), on their own behalf and not on behalf of any other party. Information with respect to the Reporting Persons is given solely by such Reporting Persons.

         (b) Mr. Harada's business address is 612-13 Adam Street, Jerusalem, Israel 93380. Tetraktys' business address is 612-13 Adam Street, Jerusalem, Israel 93380.

         (c) Mr. Harada is currently the President and a director of Tetraktys, a holding company.

         (d) The Reporting Persons have not within the last five years been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Harada is a citizen of Japan. Tetraktys is a corporation organized under the laws of the Republic of Panama.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Effective as of April 15, 2004, VSUS Technologies Incorporated ("VSUS") became a wholly-owned subsidiary of the Issuer, when Formula Acquisition Corp., the Issuer's wholly-owned subsidiary, merged with and into it (the "Merger"). At the effective time of the Merger, each share of VSUS's issued and outstanding common stock was canceled and converted into one share of Common Stock of the Issuer. As a result, Tetraktys, for which Mr. Harada is the sole officer, director and securityholder, acquired 1,364,000 shares of the Issuer's Common Stock (the "Tetraktys Shares"). The Tetraktys Shares have been pledged by Tetraktys in connection with a loan made to VSUS by certain lenders.

         In addition, at the effective time of the Merger, each option to purchase shares of VSUS's common stock was converted into the right to receive, upon exercise of such option, an equal number of shares of the Issuer's Common Stock. As a result, Mr. Harada's options to purchase 430,000 shares of common stock of VSUS, at an exercise price of $.01 per share, which were granted to Mr. Harada on

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January 1, 2003 (the "Harada Options"), were converted into an equal number of options to purchase shares of Common Stock of the Issuer.

         The Harada Options, which expire on December 31, 2007, vested as to 53,750 shares of Common Stock on each of January 1, 2004 and March 31, 2004, and shall vest as to an additional 53,750 shares of Common Stock on each of: (i) June 30, 2004, (ii) September 30, 2004, (iii) December 31, 2004, (iv) March 31, 2005, (v) June 30, 2005 and (vi) September 30, 2005.


ITEM 4.  PURPOSE OF TRANSACTION

         For the past several years, the Issuer's primary business operations have involved seeking the acquisition of assets, property or businesses that may be beneficial to the Issuer and its stockholders. The purpose of the Issuer's issuance of shares of its Common Stock, and options to purchase shares of its Common Stock, to the Reporting Persons, was to complete the Merger described in
Item 3 above.

         The Reporting Persons do not have any plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The only interest in the securities of the Issuer which the Reporting Persons hold are the interests which have been described above in Items 3 and 4.

         As of the date hereof, the Issuer has 11,893,896 shares of Common Stock issued and outstanding.

         Assuming the vesting and exercise in full of the aggregate number of stock options of the Issuer held by Mr. Harada, Mr. Harada has (i) sole voting power and sole dispositive power over 430,000 shares of Common Stock of the Issuer, and (ii) shared voting power and dispositive power over 1,364,000 shares of Common Stock of the Issuer. As a result, Mr. Harada controls approximately 14.6% of the Issuer's outstanding Common Stock.

         As of the date hereof, Tetraktys (i) does not have sole voting power or sole dispositive power over any shares of Common Stock of the Issuer, and (ii) has shared voting power and dispositive power over 1,364,000 shares of Common Stock of the Issuer. As a result, Tetraktys controls approximately 11.5% of the Issuer's outstanding Common Stock. The Tetraktys Shares have been pledged by Tetraktys in connection with a loan made to VSUS by certain lenders.

         Assuming the vesting and exercise in full of the aggregate number of stock options of the Issuer held by the Reporting Persons, the Reporting Persons control an aggregate of approximately 14.6% of the Company's outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                                 /s/ Tadayuki Harada
                                                 -------------------------------
                                                 Tadayuki Harada


                                                 TETRAKTYS, INC.

                                                 By: /s/ Tadayuki Harada
                                                     ---------------------------
                                                     Tadayuki Harada
                                                     President

Dated: April 26, 2004